50

03011676

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECD S.E.C.
MAR 3 2003
503

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50433

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Comprehensive Asset Management and Servicing, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2001 Route 46, Suite 506
(No. and Street)

Parsippany	New Jersey	07054
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Timothy L. Smith (973) 394-0404
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Smolin, Lupin & Company, P.A.
(Name — if individual, state last, first, middle name)

165 Passaic Ave.	Fairfield, NJ	07004	
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Timothy L. Smith, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Comprehensive Asset Management and Servicing, Inc., as of December 31, 19 2002 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

MARY ANN PANDISCIA
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires Sept. 3, 2003

Mary Ann Pandiscia
Notary Public

Signature

President
Title

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Smolin Lupin

CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

Smolin, Lupin & Co., P.A.
165 Passaic Avenue
Fairfield, NJ 07004
973-439-7200
fax: 973-439-0720

Smolin, Lupin & Co., LLC
852 Broadway
West Long Branch, NJ 07764
732-263-1040
fax: 732-222-0371

Smolin, Lupin, Cole & Co., LLC
140 Intracoastal Pointe Drive
Suite 305
Jupiter, FL 33477
561-747-1040
fax: 561-747-9980

Saul Lupin, CPA
John W. Mitros, CPA
Lawrence Biel, CPA
Edmond W. Hardy, CPA
Richard Langford, CPA
Theodore J. Dudek, CPA
Henry Rinder, CPA
Vincent Vienna, CPA
Francis C. DeVito, CPA
Salvatore F. Bursese, CPA
David P. Molinaro, CPA
Carlos Ferrer, CPA
William J. Meller, CPA
Nancy S. Kridel, CPA
Thomas D. Cole, CPA
John O. Snowden III, CPA
Hannan M. Epstein, CPA
Raymond E. Fritsch, CPA
Janet H. Walsh, CPA
Richard J. Boyd, CPA

www.smolin.com

To the Stockholders
Comprehensive Asset Management and Servicing, Inc.
2001 Route 46
Parsippany, New Jersey 07054

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL

In planning and performing our audit of the financial statements and supplementary information of Comprehensive Asset Management and Servicing, Inc. (the Company) for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Smolin Lupin

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be a material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.

However, we noted the following matters involving the accounting system and its operation that we consider to be material weaknesses as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of Comprehensive Asset Management and Servicing, Inc. for the year ended December 31, 2002, and this report does not affect our report thereon dated February 14, 2003.

Accounting personnel record monthly journal entry transactions from information accumulated from Company records including its computer database. These transactions relate to all financial transactions including the recognition of revenue and related deferred revenue and the recognition of commission expense and related prepaid commission. The Company's majority stockholder and chief executive officer (CEO) reviews these entries each month for accuracy and propriety. During March, October and November of 2002, certain errors in recording these transactions were made which were not identified by the CEO during his review. These errors were identified by an NASD examiner during a routine examination with respect to the March errors. The October and November errors were identified by the CEO after the preparation of the Company's FOCUS Report as of December 31, 2002. The errors that occurred in October and November related to recording data base transactions. The Company prepares from its data base approximately twelve reports a month. For the months of October and November, the transactions resulting from one of those twelve reports were not recorded in the general ledger.

The errors that occurred in March 2002 have been dealt with to the satisfaction of the NASD. Management intends to file an amended FOCUS Report as of December 31, 2002 to give effect to the errors identified in October and November 2002 The CEO believes the inattention in his review procedures resulted from his pre-occupation with severe injuries suffered by his wife, which resulted from a vehicle accident.

Management has informed us that they have taken the following corrective actions, which they believe will provide reasonable assurance that such errors will not occur in the future:

a. Certain procedures performed by the individual responsible for recording accounting transactions have been assigned to other employees. Management believes this will allow that individual more time to prepare timely and accurate accounting entries.

b. Management intends to prepare an accounting transaction checklist, that will provide guidance for the journal entry preparer and reviewer.

c. The Company's vice-president for compliance will be trained to review financial reports and related records and be available to perform such review in the absence of the CEO. This compliance officer has extensive regulatory experience.

d. The Company is examining the possibility of programming its accounting system so that all twelve of its reports would be consolidated into one report from which one monthly journal entry would be prepared. This would eliminate the possibility that the results of one report would not be recorded.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives except for the matters described above. However, in our opinion, these inadequacies have been reasonably addressed.

This report is intended solely for the information and use of management, the SEC, the NASD and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Smolin, Lupin & Co., LLC

SMOLIN, LUPIN & CO., LLC
West Long Branch, New Jersey

February 14, 2003

COMPREHENSIVE ASSET MANAGEMENT AND SERVICING, INC.

FINANCIAL REPORT

DECEMBER 31, 2002

COMPREHENSIVE ASSET MANAGEMENT AND SERVICING, INC.

DECEMBER 31, 2002

CONTENTS

Smolin Lupin

CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

Smolin, Lupin & Co., P.A.
165 Passaic Avenue
Fairfield, NJ 07004
973-439-7200
fax: 973-439-0720

•

Smolin, Lupin & Co., LLC
852 Broadway
West Long Branch, NJ 07764
732-263-1040
fax: 732-222-0371

•

Smolin, Lupin, Cole & Co., LLC
140 Intracoastal Pointe Drive
Suite 305
Jupiter, FL 33477
561-747-1040
fax: 561-747-9980

•

Saul Lupin, CPA
John W. Mitros, CPA
Lawrence Biel, CPA
Edmond W. Hardy, CPA
Richard Langford, CPA
Theodore J. Dudek, CPA
Henry Rinder, CPA
Vincent Vienna, CPA
Francis C. DeVito, CPA
Salvatore F. Bursese, CPA
David P. Molinaro, CPA
Carlos Ferrer, CPA
William J. Meller, CPA
Nancy S. Kridel, CPA
Thomas D. Cole, CPA
John O. Snowden III, CPA
Hannan M. Epstein, CPA
Raymond E. Fritsch, CPA
Janet H. Walsh, CPA
Richard J. Boyd, CPA

www.smolin.com

The Stockholders
Comprehensive Asset Management and Servicing, Inc.
2001 Route 46
Parsippany, New Jersey 07054

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying statement of financial condition of Comprehensive Asset Management and Servicing, Inc. (an S corporation) as of December 31, 2002, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Comprehensive Asset Management and Servicing, Inc. as of December 31, 2002 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Smolin, Lupin & Co., LLC

SMOLIN, LUPIN & CO., LLC
West Long Branch, New Jersey

February 14, 2003

COMPREHENSIVE ASSET MANAGEMENT AND SERVICING, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2002

ASSETS

Cash and Cash Equivalents	276,283	
Deposit with Clearing Broker - Dealer	25,000	
Commissions Receivable	38,254	
Prepaid Commissions	41,746	
Prepaid Expenses and Other Assets	43,016	
Property and Equipment - Less Accumulated Depreciation and Amortization of $10,812	13,065	
TOTAL ASSETS		437,364

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:		
Accounts Payable, Accrued Expenses and Other Liabilities	23,429	
Deferred Revenue	163,019	
Obligations to Affiliates	22,152	
Total Liabilities		208,600
COMMITMENTS		
STOCKHOLDERS' EQUITY:		
Common Stock - No Par Value; 2,500 Shares Authorized, 138.49 Shares Issued and Outstanding	303,500	
Additional Paid-in Capital	93,000	
Accumulated Deficit	(167,736)	
Total Stockholders' Equity		228,764
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		437,364

See notes to financial statements.

COMPREHENSIVE ASSET MANAGEMENT AND SERVICING, INC.

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2002

REVENUES:		
Fee Income	794,757	
Commissions	1,590,220	
Other	57,652	
Total Revenues		2,442,629
EXPENSES:		
Commissions	1,689,519	
Salaries	314,719	
Payroll Taxes	33,644	
Professional Fees	59,174	
Rent	76,728	
Office Expense	19,990	
Promotion and Marketing	27,951	
Recruiting	9,553	
Computer Services	20,972	
Outside Services	52,342	
Postage	9,522	
Clearing Broker Fees	6,646	
Regulatory Fees and Assessments	3,939	
Telephone	27,536	
Insurance - Medical	28,682	
Insurance - Other	10,231	
Auto and Travel	14,038	
Depreciation and Amortization	10,363	
Miscellaneous	5,140	
Total Expenses		2,420,689
INCOME FROM OPERATIONS		21,940
INTEREST INCOME		1,006
NET INCOME FOR THE YEAR		22,946

See notes to financial statements.

COMPREHENSIVE ASSET MANAGEMENT AND SERVICING, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2002

	Common Stock		Additional Paid-in	Accumulated	
	Shares	Amount	Capital	Deficit	Total
BALANCE - January 1, 2002	131.58	263,500	93,000	(190,682)	165,818
Issuance of Common Stock	6.91	40,000	-	-	40,000
Net Income For the Year	-	-	-	22,946	22,946
BALANCE - December 31, 2002	138.49	303,500	93,000	(167,736)	228,764

See notes to financial statements.

COMPREHENSIVE ASSET MANAGEMENT AND SERVICING, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income for the Year		22,946
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:		
Depreciation and Amortization	10,363	
Net Change in Operating Assets and Liabilities:		
Commissions Receivable	(38,254)	
Prepaid Commissions	1,557	
Prepaid Expenses and Other Assets	(17,116)	
Accounts Payable, Accrued Expenses and Other Liabilities	1,451	
Deferred Revenues	34,683	(7,316)
Net Cash Provided by Operating Activities		15,630
CASH FLOWS FROM INVESTING ACTIVITIES:		
Sale of Property and Equipment		13,756
CASH FLOWS FROM FINANCING ACTIVITIES:		
Issuance of Common Stock	40,000	
Loans from Affiliates	5,587	
Net Cash Provided by Financing Activities		45,587
NET INCREASE IN CASH AND CASH EQUIVALENTS		74,973
CASH AND CASH EQUIVALENTS - Beginning		201,310
CASH AND CASH EQUIVALENTS - Ending		276,283

See notes to financial statements.

COMPREHENSIVE ASSET MANAGEMENT AND SERVICING, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2002

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Principal Business Activity:

Comprehensive Asset Management and Servicing, Inc. (the "Company") is a registered securities broker-dealer and is subject to regulation by the Securities and Exchange Commission and the National Association of Securities Dealers.

The Company operates pursuant to brokerage service agreements with other brokers, under which these brokers assume and maintain the Company's customer accounts.

The Company's clients are located primarily throughout the United States.

Cash and Cash Equivalents:

For purposes of the statement of cash flows, the Company considers all short-term investments with an original maturity of three months or less to be cash equivalents. Included in this amount at December 31, 2002 is approximately $174,000 of funds held by the Company's clearing broker-dealers. These amounts result from the broker-dealer's collection of customer fees and commissions for the Company's account.

Credit Risk Arising from Cash Deposits in Excess of Insured Limits:

The Company maintains cash balances at a financial institution in New Jersey, deposits in which are insured by a federal agency up to $100,000. At various times cash balances at this institution may exceed the insurance limits. Cash equivalents are not insured.

Revenue Recognition:

The Company's fee income is derived principally from investment advisory services under agreements that generally provide for compensation based on various percentages of assets under management. Fees are billed and payable either annually or quarterly. Fifty percent of fees are non-refundable and earned when billed. The balance, which is refundable pro-rata in the event of early termination, is recognized over the term of the billing period. Deferred revenue at December 31, 2002 represents investment advisory fees billed in excess of amounts earned.

Revenues from other services, which includes commissions, financial planning and consulting services, are recognized when the services have been provided and are billable.

Depreciation and Amortization:

Depreciation and amortization of property and equipment is provided for by the straight-line method over five years, which is the estimated useful life of the respective assets.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)

Income Taxes:

The Company has elected to be taxed as an "S" corporation for federal and New Jersey purposes. Under these provisions the stockholders include their allocable share of the Company's taxable income or loss in their individual income tax returns. Accordingly, no provision has been made for income taxes in the accompanying statement of income.

Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital as defined shall not exceed 15.00 to 1. At December 31, 2002, the Company had net capital of $130,937, which was $105,937 in excess of its required net capital of $25,000. The Company's ratio of aggregate indebtedness to net capital at December 31, 2002 was 1.59 to 1, which is less than the maximum allowable ratio at that date of 15.00 to 1.

NOTE 3 - COMMITMENTS:

Operating Leases:

The Company is obligated under a five-year lease for office facilities, which expires in March 2005, at a monthly rent of $7,570. The Company is also liable for its proportionate share of increases in operating costs and real estate taxes.

Future minimum annual lease payments are as follows:

December 31,	
2003	90,840
2004	90,840
2005	22,710
	204,390

NOTE 3 - COMMITMENTS: (Continued)

The Company has leased part of its office facilities to two subtenants, on a month-to-month basis, at an aggregate monthly rent of $1,600.

Rent expense for office facilities, net of sublease income of $19,200, was $76,728 for the year ended December 31, 2002.

Timing Signals Service:

The Company and an affiliate (see Note 4) are joint parties to an agreement with a third party for timing signals service. The cost of this service to each party is generally based on a percentage of the fees collected with a minimum aggregate annual fee of $50,000. The agreement may be terminated by either party with one year written notice. The expense incurred by the Company for the year ended December 31, 2002 was $40,843, which is included in professional fees in the accompanying statement of operations. The Company and its affiliate did not meet the minimum fee requirements for the twelve month period ended September 30, 2002. The third party provider of the timing signals service has informally agreed to waive its minimum annual fee for this period.

In the event of termination, the amount due for the final twelve months is $25,000 or 25% of fees collected, whichever is greater.

NOTE 4 - RELATED PARTY TRANSACTION:

The Company is a party to facilities use agreements with other business entities, the ownership of which is the same as the Company. These affiliates may utilize the Company's office space, equipment, and employees at no cost. Also, one of these affiliates allows the Company to utilize its own leased office furniture and equipment at no cost.

During 2002, the Company sold property and equipment to an affiliate for its carrying value of $13,756.

Obligations to affiliates result from cash advances, which are non-interest bearing and due on demand.

NOTE 5 - PROFIT SHARING PLAN:

The Company sponsors a 401(k) profit sharing plan that covers all employees who meet certain eligibility requirements. The Company may, at its discretion, contribute to the plan. No discretionary contribution was made for the year ended December 31, 2002.

NOTE 6 - SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

Cash paid for income taxes for the year ended December 31, 2002 was $240.

COMPREHENSIVE ASSET MANAGEMENT AND SERVICING, INC.

SCHEDULE I

COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2002

NET CAPITAL:		
Stockholders' Equity		228,764
Deductions and/or Charges		
Nonallowable Assets:		
Prepaid Commissions	41,746	
Prepaid Expenses and Other Assets	43,016	
Property and Equipment, Net of Accumulated Depreciation	13,065	97,827
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS (Tentative Net Capital)		130,937
HAIRCUTS ON SECURITIES:		
Other Securities		-
NET CAPITAL, as defined		130,937
AGGREGATE INDEBTEDNESS:		
Items included in Statement of Financial Condition:		
Accounts Payable, Accrued Expenses and Other Liabilities		23,429
Deferred Revenue		163,019
Obligations to Affiliates		22,152
Total Aggregate Indebtedness		208,600
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		1.59:1

The ratio of aggregate indebtedness to net capital is 1.59 to 1, which is less than the maximum allowable ratio of 15.00 to 1.

Reconciliation with company's computation (included in Part II of Form X-17A-5 as of December 31, 2002)	
Net capital, as reported in Company's Part II (unaudited) FOCUS report	102,332
Audit Adjustments (net)	28,605
Net Capital - per above	130,937

See independent auditor's report.

COMPREHENSIVE ASSET MANAGEMENT AND SERVICING, INC.

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2002

The Company has claimed exemption from Rule 15c3-3 under the provisions of Section (k)(2)(ii).

See independent auditor's report.

COMPREHENSIVE ASSET MANAGEMENT AND SERVICING, INC.

SCHEDULE III

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2002

The Company, as an introducing broker, clears all transactions with and for customers on a fully disclosed basis with clearing brokers and promptly transmits all customer funds and securities to the clearing broker that carries the accounts of such customers.

The Company does not maintain margin accounts for its customers; and, therefore, there were no excess margin securities.

Procedures for the handling and safeguarding of securities, in the event that they are received, were reviewed and determined to be adequate.

See independent auditor's report.